GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

155 CONSTITUTION DRIVE

MENLO PARK, CALIFORNIA 94025

TELEPHONE: (650) 321-2400         FACSIMILE: (650) 321-2800

August 31, 2006

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Adam	Halper

Re:	Riverbed Technology, Inc.

Amendment No. 4 to Registration Statement on Form S-1

File No. 333-133437

Dear Ms. Jacobs and Mr. Halper:

Riverbed Technology, Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 4 (“Amendment No. 4”) to its Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five years. We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of Amendment No. 4 and (ii) three hard copies of Amendment No. 4 which are marked to show changes to Amendment No. 3 to the Registration Statement filed on July 25, 2006.

On behalf of the Company, this letter responds to the comment set forth in the letter to the Company dated August 9, 2006 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comment from the August 9, 2006 letter in italicized print, and the Company’s response is provided below the comment.

Consolidated Financial Statements

Note 1. Organization and Significant Accounting Policies

Revenue Recognition, page F-8

1.	You indicate in your response to prior comment number 4 in your letter dated July 25, 2006 that SOP 97-2 does not provide any guidance regarding how to classify or allocate revenue in

Securities and Exchange Commission

August 31, 2006

the statement of operations and that in the absence of guidance, you analogize to EITF 00-21. Notwithstanding your response, the revenue presentation in your Consolidated Statements of Operations should be consistent with GAAP. As stated in paragraph 4.a.i of EITF 00-21, the arrangement or the deliverable(s) in the arrangement that is within the scope of higher-level literature should be accounted for in accordance with the relevant provision of that literature rather than the guidance in EITF 00-21. As such, your arrangements do not fall under the guidance of EITF 00-21 for revenue presentation. The accounting for these arrangements is subject to the provisions of SOP 97-2. In this regard, you would be “limited to the use of VSOE” of fair value, for the purposes of allocating arrangement consideration among deliverables in your Consolidated Statements of Operations. Amend your presentation to include a separate revenue, and related cost of revenue, line item for bundled arrangements that are not separable, because of the absence of VSOE for the undelivered PCS element. You should also include a footnote description to inform investors of the nature of the additional line item. We further note that the Company’s arrangements accounted for on a ratable basis are decreasing in absolute dollars. Notwithstanding this information, ratable product revenue recognized during fiscal year 2005 was approximately 9% of total revenue recognized during fiscal year 2005. As such, this appears to be material information that should be separately presented in the Consolidated Statements of Operations. Note that in a bundled arrangement accounted for as a single unit, service costs should be allocated based on a systematic and rationale method.

RESPONSE TO COMMENT 1:

The Company has revised its Consolidated Statements of Operations and related disclosures in the Registration Statement in response to the Staff’s comment.

* * * * *

Pursuant to Comment 58 of the Staff’s letter dated May 17, 2006, the Company has supplementally enclosed with the paper copy of this letter an updated table showing the information requested for recent stock option grants and other equity related transactions.

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Securities and Exchange Commission

August 31, 2006

* * * * *

Please do not hesitate to contact me at (650) 463-5393 or Craig Schmitz at (650) 463-5350 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ David W. Van Horne, Jr.
Gunderson Dettmer Stough Villeneuve
Franklin & Hachigian, LLP

cc:	Stephen Krikorian, Securities and Exchange Commission

Jason Niethamer, Securities and Exchange Commission

Anne Nguyen, Securities and Exchange Commission

Jerry M. Kennelly, Riverbed Technology, Inc.

Randy S. Gottfried, Riverbed Technology, Inc.

Brett A. Nissenberg, Riverbed Technology, Inc.

Robert V. Gunderson, Jr., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Craig M. Schmitz, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Daniel J. Weiser, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Richard A. Kline, Wilson Sonsini Goodrich & Rosati, Professional Corporation